[Letterhead of Alleghany Corporation]

January 5, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attention:		Jeffrey P. Riedler
Rose Zukin

	RE:	Alleghany Corporation
Registration Statement on Form S-4
File No. 333-178353

Dear Mr. Riedler and Ms. Zukin:

Alleghany Corporation (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”), acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, and pursuant to Rule 461(a) promulgated thereunder, enter an appropriate order declaring the above-captioned Registration Statement on Form S-4 effective as of 5:00 p.m., January 5, 2012, or as soon thereafter as practicable.

In connection with that request, the Company acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this request to David E. Shapiro of Wachtell, Lipton, Rosen & Katz at (212) 403-1314 or Alison M. Zieske of Wachtell, Lipton, Rosen & Katz at (212) 403-1107. Thank you for your continued assistance.

Sincerely,

/s/ Christopher K. Dalrymple

Christopher K. Dalrymple
Alleghany Corporation

cc:	Gary A. Schwartz, Transatlantic Holdings, Inc.
David E. Shapiro and Alison M. Zieske, Wachtell, Lipton, Rosen & Katz
Lois Herzeca and Eduardo Gallardo, Gibson, Dunn & Crutcher LLP